N E W S   R E L E A S E

TALISMAN ENERGY ACQUIRES NORWEGIAN ASSETS FOR US$155 MM

CALGARY, Alberta – February 1, 2005 – Talisman Energy (UK) Limited announced that it has agreed to acquire all of the outstanding shares of Pertra A.S., a wholly owned subsidiary of Petroleum Geo-Services ASA of Norway for US$155 million, subject to working capital adjustments.

“This acquisition effectively doubles the size of Talisman’s business in Norway by adding operated production at the Varg field, development potential at South Varg and attractive exploration positions in the North Sea and further north in the Norwegian Sea,” said Dr. Jim Buckee, President and Chief Executive Officer. “We believe the Norwegian sector is less mature than the UKCS and there is opportunity for Talisman; this acquisition moves our strategy along.”

Talisman Energy (UK) Limited has acquired:

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70% and operatorship of the Varg oil field

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70% and operatorship of the undeveloped South Varg gas condensate field

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80% interest in three operated exploration blocks (PL321)

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30% interest in five blocks (PL316)

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additional exploration acreage

Production from the Varg oilfield is expected to be approximately 10,000 bbls/d net to Talisman and is expected to be accretive to cash flow and income in 2005 and beyond. These volumes were not included in Talisman’s guidance estimate of 445,000-475,000 boe/d on January 11. There are significant infill drilling opportunities in the Varg field and a drilling rig will be mobilized towards the end of the first quarter 2005.  Acquired reserves are 50 mmboe proved plus probable (62% liquids, 38% natural gas). Proved reserves are 12 mmbbls, which do not include any reserves attributed to water flood, which has commenced and will be enhanced with the 2005 drilling program.

Talisman entered Norway in May 2003 with the acquisition of a 61% operated interest in the producing Gyda field, platform facilities and gas export pipeline.  Subsequently, Talisman has expanded its exploration position around the field by acquiring new acreage.

Closing of the transaction is subject to the required approvals from the Ministry of Petroleum and Energy, the Ministry of Finance and the relevant Norwegian competition authorities.  The transaction is also subject to other customary conditions.

Talisman Energy Inc. is a large, independent oil and gas producer with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria, Trinidad and the United States.  Talisman's subsidiaries also conduct business in Colombia, Qatar and Peru.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social and environmental responsibility wherever its business is conducted.  The Company is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate & Investor Communications

Phone:

403-237-1196  Fax:  403-237-1210

E-mail:

tlm@talisman-energy.com

04-05

Forward-looking Statements

This news release contains statements concerning estimated volumes and timing of future production, business plans for exploration, development and drilling, accretion to cash flow and income or other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about future events, conditions, results of operations or performance that constitute "forward-looking statements" within the meaning of applicable securities legislation.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. These risks and uncertainties include:

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the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;

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risks and uncertainties involving geology of oil and gas deposits;

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the uncertainty of reserves estimates and reserves life;

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the uncertainty of estimates and projections relating to production, costs and expenses;

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potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

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fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

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health, safety and environmental risks;

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uncertainties as to the availability and cost of financing;

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risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

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general economic conditions;

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the effect of acts of, or actions against international terrorism; and

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the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors, which could affect the Company's operations or financial results, are included in the Company's Annual Report under the headings "Management's Discussion and Analysis- Risks and Uncertainties", "- Liquidity and Capital Resources", and "- Outlook for 2004", as well as in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Statements concerning oil and gas reserves may also be deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the resources described can be profitably produced in the future.

Advisory - Reserves Data and Other Oil and Gas Information

Talisman’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide disclosure in accordance with US disclosure requirements. The information provided by Talisman may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). Talisman's proved reserves have been calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Probable reserves have been calculated using the definition for probable reserves set out by the Society of Petroleum Engineers/World Petroleum Congress ("SPE/WPC"). Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading "Note Regarding Reserves Data and Other Oil and Gas Information" in Talisman's Annual Information Form.    The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. While Talisman annually obtains an independent audit of a portion of its reserves, no independent reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this news release.

Throughout this news release the calculation of barrels of oil equivalent (BOE) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method.  Boes may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead. At year end 2003, Talisman’s total gross working interest reserves before royalties in the North Sea were 299 mmboe proved (86% liquids, 14% natural gas) and 494 mmboe proved plus probable (87% liquids, 13% natural gas).

Note to U.S. Readers

Throughout this news release, Talisman makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the U.S., net production volumes are reported after the deduction of these amounts.

The SEC normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.  Accordingly, any probable reserves and the calculations with respect thereto included in this release do not meet the SEC's standards for inclusion in documents filed with the SEC.

You may read any document Talisman furnishes to the SEC at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and 500 West Meridian Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.